                                                 News Release
AMEX, TSX Symbol: NG

NovaGold Announces Significant Increases to Mineral Resource Estimates

  Gold: 14% Increase in total Measured and Indicated Resources to 20.6 million ounces
  Copper: 25% Increase in total Measured and Indicated Resources to 8.5 billion pounds
  Silver: 55% Increase in total Measured and Indicated Resources to 117.1 million ounces
  Further updates to come as results from the 80,000 meter Donlin Creek program and 25,000 meter Galore Creek program become available

August 24, 2006 – Vancouver, British Columbia – NovaGold Resources Inc. (TSX: NG, AMEX: NG) has significantly increased its mineral resource estimates for total Measured and Indicated Resources in gold, silver and copper at its Donlin Creek and Galore Creek projects.

“The estimates released today provide further evidence of the value being created for NovaGold shareholders at the Company’s world-class assets,” said Rick Van Nieuwenhuyse, President and CEO of NovaGold. “We are continuing to build on our strong track record of resource growth. Barrick’s hostile bid does not recognize NovaGold’s solid growth record or the potential of our projects. This enhanced resource base provides further support for shareholders to reject the hostile Barrick bid.”

SUMMARY

NovaGold’s projects are located in the resource-rich region of Alaska and Western Canada, an area with a long history of mining, a stable political environment and a favourable investment climate that encourages resource development. NovaGold holds interests in several of the largest undeveloped gold and copper deposits in North America. Using updated economic parameters, NovaGold’s total resource base is as follows:

NovaGold Gold, Silver and Copper Resource Base(1)

Project	Resource Category	Gold (M ozs)	Silver (M ozs)	Gold Equiv.(2) (Gold + Silver) (M ozs)	Copper (B lbs)
Donlin Creek (70%)(3)	Measured & Indicated Inferred	11.3 11.6	- -	11.3 11.6	- -
Galore Creek (100%)(4) Copper Canyon (80%)(4)	Measured & Indicated Inferred Inferred	7.4 2.0 2.3	117.1 35.7 30.3	9.2 2.6 2.8	8.5 2.4 1.0
Nome Operations (100%)(5)	Measured & Indicated Inferred	1.9 1.4	- -	1.9 1.4	- -
Ambler (51%)(5)	Inferred	0.4	32.7	0.9	1.6
Total	Measured & Indicated Inferred	20.6 17.7	117.1 98.7	22.4 19.3	8.5 5.0
Notes:
(1) Mineral resources that are not mineral reserves do not have demonstrated economic viability. Resource estimates are tabulated on criteria provided within this release for each project. Inferred Resources are in addition to Measured and Indicated Resources. See “Cautionary Note Concerning Resource Estimates”.
(2) Calculation based on conversion of silver to gold equivalent using US$450/oz for gold and US$7/oz for silver.
(3) Previous tabulations have shown this interest at 30%. See “The Donlin Creek Project”.
(4) Subject to earn-in agreements with Copper Canyon Resources Ltd. (Copper Canyon), and subsidiaries of Rio Tinto/Hudbay Minerals (Galore Creek) and Rio Tinto (Ambler).
(5) Nome Operations includes the Rock Creek, Big Hurrah, Saddle and Nome Gold deposits. These estimates include historical resources for Saddle, Nome Gold and Ambler that are not NI 43-101 compliant. Technical reports describing these resources can be found on SEDAR (www.sedar.com). See “Cautionary Note Concerning Resource Estimates”.

DONLIN CREEK RESOURCE ESTIMATE

NovaGold has re-tabulated the January 2006 resource estimate for the Donlin Creek gold deposit located in Alaska using revised economic parameters at a 0.76 grams per tonne (g/t) gold cut-off grade constrained within a US$500/oz gold conceptual pit model. The 0.76 g/t gold cut-off grade is based on an assumed 60,000 tonnes-per-day mill processing rate and a gold price of US$500/oz. This re-tabulated estimate is meant to more accurately reflect current economic conditions, but does not include results from Barrick Gold Corporation’s (“Barrick”) current 80,000 meter drilling program. This estimate results in a significant increase in Measured, Indicated and Inferred Resources. Compared with the January 2006 reported resource, which used a 1.2 g/t gold cut-off grade (US$400/oz gold price) constrained within a US$450/oz gold conceptual pit, the Measured and Indicated Resource category increased by 9% to 16.1 million ounces of gold grading an average of 2.33 g/t gold. The Inferred Resource increased by 22% to 16.6 million ounces of gold grading 2.27 g/t gold.

Donlin Creek Mineral Resource Estimate (100% basis)(1) (2) (3)

Resource Category	Tonnes (Millions)	Gold Grade (g/t)	Ounces (Millions)
Measured(2) Indicated	16.1 199.2	2.84 2.28	1.5 14.6
Measured & Indicated(3) Inferred(4)	215.3 227.6	2.33 2.27	16.1 16.6
Notes:
(1) Based on drilling results reported in the January 2006 resource estimate and technical report. NovaGold currently holds a 70% interest in the project, subject to the right of Barrick to earn an additional 40% and Calista Corporation to acquire up to 15% of the total.
(2) Measured Resources reported in January 2006 using a 1.2 g/t gold cut-off grade.
(3) Measured & Indicated Resources reported at a 0.76 g/t gold cut-off grade within a US$500/oz gold conceptual pit.
(4) Inferred Resources are in addition to Measured and Indicated Resources. Mineral resources that are not mineral reserves do not have demonstrated economic viability. See “Cautionary Note Concerning Resource Estimates”.

The estimate is based on a 3-D geologic and mineralization model that integrates 222,000 meters (728,000 feet) of drilling completed by Placer Dome and NovaGold. The most recent drill programs and sampling protocol were managed by Placer Dome. All drill samples were analyzed by fire assay at ALS Chemex Labs in North Vancouver, B.C., Canada. Assay quality control and quality assurance standards were overseen by Placer Dome. Kevin Francis, P.Geo, Resource Manager for NovaGold, is a Qualified Person as defined by National Instrument 43-101 (NI 43-101) and has validated the resource estimate and re-tabulation and confirmed that all procedures, protocols and methodology used in the estimation conform to industry standards. The resource estimate has been the subject of an NI 43-101 compliant technical report filed on SEDAR in January 2006.

Donlin Creek Updated Economic Assessment Underway

The information contained in this news release is the most recent available to NovaGold, and does not reflect the results of drilling conducted by Barrick in 2006. The Company believes Barrick, as holder of a 30% interest in Donlin Creek and manager of the project, may possess undisclosed information that is material to NovaGold’s shareholders and the market for evaluating Donlin Creek’s potential value. As an example, during a site visit in July 2006, senior management from NovaGold reviewed drilling results adjacent to the Acma deposit indicating a major new discovery with the potential for a significant positive impact to the Donlin Creek resource model. NovaGold has formally requested that Barrick provide all relevant information on the Donlin Creek project, as required under the Mining Venture Agreement (“the Agreement”), to allow dissemination of this information and give NovaGold’s shareholders the ability to better evaluate Donlin Creek’s potential value.

Given the lack of information publicly disclosed by Barrick, NovaGold has commissioned SRK Consulting to prepare a Preliminary Economic Assessment that will provide estimates of capital and operating costs at a production rate of 60,000 tonnes per day for an open-pit mine at Donlin Creek. Results of the study are expected shortly.

The Donlin Creek Project

NovaGold owns a 70% interest in the Donlin Creek deposit in a joint venture with Barrick. The deposit, located in southwestern Alaska, is one of the largest gold deposits in the world. As currently envisioned, Donlin Creek would be one of only a handful of gold mines worldwide that produce over 1 million ounces of gold per year, making it a true world-class asset. Under the terms of the Agreement, Barrick has a back-in option to potentially earn an additional 40% interest (bringing its total interest to 70%) in the joint venture by expending a minimum of US$32 million on the property, completing a bankable Feasibility Study (as defined in the Agreement available at www.sedar.com) and making a board decision by November 2007 to construct a mine with an anticipated production rate of not less than 600,000 ounces of gold or gold equivalent per year for the first five years of production.

NovaGold believes it will not be possible for Barrick to meet the terms and conditions of the Agreement to obtain an additional 40% interest in the Donlin Creek project. NovaGold believes Barrick launched its August 4, 2006 hostile take-over bid for all outstanding NovaGold shares (“Barrick Offer”) in an attempt to salvage its ability to earn the additional 40% interest.

GALORE CREEK RESOURCE ESTIMATE

As part of the ongoing Feasibility Study at NovaGold’s Galore Creek copper-gold deposit, an updated, independent, NI 43-101 compliant resource estimate using base case metals prices of US$450/oz for gold, US$7/oz for silver and US$1.25/lb for copper has been completed, increasing the metal content of the Measured and Indicated Resources for copper, gold and silver by 26%, 23% and 57%, respectively.

The updated Measured and Indicated Resource now totals 748.9 million tonnes grading 0.52% copper, 0.30 g/t gold and 4.9 g/t silver for a total metal content of 8.5 billion pounds of copper, 7.4 million ounces of gold and 117.1 million ounces of silver at a 0.25% copper-equivalent cut-off grade. The resource has been constrained within a conceptual pit based on metals prices approximately 50% greater than the Feasibility Study’s base case metals prices and using recent estimates of mining, geotechnical and metallurgical parameters. The previously released Measured and Indicated Resource totaled 516.7 million tonnes grading 0.59% copper, 0.36 g/t gold and 4.5 g/t silver at a 0.35% copper-equivalent cut-off grade. The Galore Creek Feasibility Study is scheduled for completion in the second half of 2006.

The updated Inferred Resource, excluding the Copper Canyon project, now totals 300.1 million tonnes grading 0.37% copper, 0.21 g/t gold and 3.7 g/t silver for a total metal content of 2.4 billion pounds of copper, 2.0 million ounces of gold and 35.7 million ounces of silver at a 0.25% copper-equivalent cutoff grade. Significant additional Inferred Resources of 164.8 million tonnes grading 0.35% copper, 0.54 g/t gold and 7.2 g/t silver for a total metal content of 1.3 billion pounds of copper, 2.9 million ounces of gold and 37.9 million ounces of silver at a 0.35% copper-equivalent cut-off grade also exist at Copper Canyon, though these numbers have not been updated since the January 2005 release. The Inferred Resources for the Galore Creek project will be the focus of conversion and optimization during future exploration.

The summary tables below show resources at a copper-equivalent cut-off grade of 0.25% . Copper-equivalent grades are based both on long-term average metals prices and estimated recoveries based on extensive metallurgical data from the Galore Creek resource area (see Note 2 below). The copper-equivalent cutoff is comparable to a net smelter return of Cdn$3.82 per tonne calculated using estimates from the Preliminary Economic Assessment (October 2005). NovaGold has constrained resources to a conceptual open pit, the limits of which were determined using recent estimates of mining, geotechnical and metallurgical recovery parameters developed in the preparation of the Feasibility Study. Significant mineralized material exists beyond the current resource conceptual pit and is the focus of ongoing delineation drilling.

Galore Creek Measured and Indicated Resources(1)

	Size	Grade				Pounds (Billions)	Ounces (Millions)	Ounces (Millions)
Resource Category	Tonnes (Millions)	Cu (%)	Au (g/t)	Ag (g/t)	CuEq(2) (%)	Cu	Au	Ag
Measured	263.6	0.62	0.35	5.9	0.81	3.6	3.0	50.0
Indicated	485.3	0.46	0.28	4.3	0.63	4.9	4.4	67.1
Total M+I	748.9	0.52	0.30	4.9	0.69	8.5	7.4	117.1

Galore Creek & Copper Canyon Inferred Resources(1)

	Size	Grade				Pounds (Billions)	Ounces (Millions)	Ounces (Millions)
Property	Tonnes (Millions)	Cu (%)	Au (g/t)	Ag (g/t)	CuEq(2) (%)	Cu	Au	Ag

Galore Creek	300.1	0.37	0.21	3.7	0.51	2.4	2.0	35.7
Copper Canyon(3)	164.8	0.35	0.54	7.2	0.73	1.3	2.9	37.9
Total Inferred	464.9	0.37	0.33	4.9	0.59	3.7	4.9	73.6
Notes:
(1) The resource has been constrained within a conceptual pit using metals prices approximately 50% greater than the Feasibility Study base case metals prices and recent estimates of mining, geotechnical and metallurgical parameters. Mineral resources that are not mineral reserves do not have demonstrated economic viability. See “Cautionary Note Concerning Resource Estimates”.
(2) Copper-equivalent calculations use metals prices of US$450/oz for gold, US$7/oz for silver and US$1.25/lb for copper. Copper-equivalent calculations (CuEq%) reflect gross metal content that has been adjusted for metallurgical recoveries based on the metallurgical domain testwork completed by Hatch Ltd. Copper recovery is expressed as a formula unique to each metallurgical domain necessary to derive copper concentration grades of 28%, or 26% for the Southwest Zone. Gold and silver recoveries of each metallurgical domain are expressed as a proportion of copper recovery.
(3) Copper Canyon Inferred Resource on a 100% basis calculated using a 0.35% copper-equivalent cut-off grade, as previously stated in the technical report issued in January 2005.

The updated resource estimate was based on a 3-D geologic and mineralization model that integrated all exploration work on the project, including over 187,500 meters (615,000 feet) of drilling in 772 core holes. Block model metal grades were estimated with 5-meter-long drill hole composites using ordinary kriging methods. High-grade outlier values were capped prior to compositing based on a review of probability plots.

The 2005 drill program and sampling protocol was completed with oversight by Qualified Person Scott Petsel, Senior Project Geologist for NovaGold. A rigorous quality control and quality assurance protocol was used on the project, including blank and reference samples with each batch of assays. All NovaGold drill samples were analyzed by fire assay and ICP at ALS Chemex Labs in Vancouver, B.C., Canada. Database quality control and quality assurance standards were overseen by Hatch Ltd. The resource estimate and technical report for the project was completed under the oversight of Mike Lechner, RPG, of Resource Modeling Inc., who is a Qualified Person as defined by NI 43-101. An NI 43-101 compliant technical report of the resource estimate will be filed on SEDAR not less than three business days prior to the expiry of the Barrick Offer.

The Galore Creek Project

Located within the Stikine Gold Belt of northwestern British Columbia, Galore Creek is one of the largest undeveloped copper-gold projects worldwide. As envisioned, the Galore Creek deposit would be developed by conventional open-pit mining methods at a 65,000 tonnes-per-day processing rate over a minimum 20-year mine life.

NovaGold is earning a 100% interest in the Galore Creek project from subsidiaries of Rio Tinto and Hudbay Minerals. NovaGold has an option agreement with Copper Canyon Resources Ltd. on the adjoining Copper Canyon property, under which the Company is earning up to an 80% interest. NovaGold also has an option on the adjoining Grace property with Pioneer Metals Corporation, under which the Company is earning a 60% interest. The option agreement on the Grace property is the subject of litigation between NovaGold and Pioneer.

In February 2006, NovaGold entered into a comprehensive agreement with the Tahltan First Nations to support development of the Galore Creek project. The agreement demonstrates that large new mining projects such as Galore Creek can be developed with the active support of local First Nations communities if there is a long-term commitment to establish a cooperative and mutually beneficial working relationship.

ROCK CREEK AND BIG HURRAH RESOURCE ESTIMATES

The combined Indicated Resource for the Rock Creek and Big Hurrah deposits, included in NovaGold’s Nome Operations, totals 677,000 ounces of gold. In addition, an Inferred Resource has been estimated to contain 100,000 ounces of gold.

The Rock Creek and Big Hurrah resource updates are based on NovaGold’s most recent 3-D geologic and mineralization block model that integrates the results of exploration to date on the project. Mineral resources at Rock Creek were estimated by AMEC E&C Services Inc. (AMEC) and overseen by Dr. Harry Parker, P.Geo of AMEC. Mineral resources at Big Hurrah were estimated by Resource Modeling Inc. (RMI) and overseen by Mike Lechner, RPG of RMI. Both Dr. Parker and Mr. Lechner are Qualified Persons as defined by NI 43-101.

Resources at Rock Creek and Big Hurrah were tabulated at cut-off grades based on recent estimates of mining, geotechnical and metallurgical parameters. Reported mineral resources were constrained by conceptual pits prepared by RMI. Big Hurrah’s higher cut-off grade reflects the need to transport ore to the Rock Creek mill.

The Rock Creek resource is based on data from 440 core and rotary holes totaling 38,000 meters (125,000 feet). The Big Hurrah resource is based on data from 273 core and rotary holes totaling 16,900 meters (55,600 feet).

Rock Creek – Mineral Resources at a 0.60 g/t gold cut-off grade(1)

Resource Category	Tonnes (Millions)	Grade Gold g/t	Ounces (Thousands)
Indicated	9.6	1.31	404
Inferred(2)	1.4	0.96	44

Big Hurrah – Mineral Resources at a 1.0 g/t gold cut-off grade(1)

Resource Category	Tonnes (Millions)	Grade Gold g/t	Ounces (Thousands)
Indicated	1.8	4.61	273
Inferred(2)	0.6	3.05	56
Notes:
(1) Within US$500/oz conceptual pit.
(2) Inferred Mineral Resources are in addition to Indicated Mineral Resources. Mineral resources that are not mineral reserves do not have demonstrated economic viability. See “Cautionary Note Concerning Resource Estimates”.

The most recent drill programs and sampling protocol at Rock Creek and Big Hurrah were managed by NovaGold. Accuracy has been monitored by inserted standards, blanks and check assays. An NI 43-101 compliant technical report of the resource estimate will be filed on SEDAR not less than three business days prior to the expiry of the Barrick Offer.

The Rock Creek/Big Hurrah Project

Rock Creek will be NovaGold’s first exploration project to achieve commercial operation, with gold production targeted for mid-2007. Mine construction began on August 22, 2006 upon receipt of final construction permits from the State of Alaska and Federal Regulators and approval for the start of construction by NovaGold’s Board of Directors. The mine is expected to produce an average of 100,000 ounces of gold per year from a conventional open-pit year-round mining operation. The project is located 12 km (7 miles) from the town of Nome, Alaska on 5,700 hectares (14,000 acres) of patented private land owned 100% by NovaGold and 8,100 hectares (20,000 acres) of land owned by the Bering Straits and Sitnasuak Native Corporations. NovaGold has a mining lease with the Bering Straits Native Corporation, the first mining lease for lode gold signed with a Native Corporation under the Alaska Native Claims Settlement Act, and a Surface Use Agreement with the Sitnasuak Native Corporation.

The Rock Creek project is accessed by state-maintained roads and benefits from the presence of nearby town-site infrastructure and power. Simple mining and processing, modest capital costs and significant resource expansion potential makes Rock Creek an ideal project for NovaGold to transition from an exploration-stage company to a gold producer. The State of Alaska recently completed construction of the Glacier Creek by-pass road, a 3-mile access route that improves access from the community of Nome to beyond the Rock Creek project area. This road upgrade benefits the Rock Creek project and supports future exploration in the Nome mining district, and was completed as part of the State of Alaska’s Roads to Resources initiative.

ABOUT NOVAGOLD

NovaGold Resources Inc. owns a 70% interest in the Donlin Creek gold project in Alaska, one of the world’s largest gold deposits. The Company is rapidly advancing toward production at its 100%-owned Galore Creek copper-gold project in northwestern British Columbia, and expects to achieve production in mid-2007 at its 100%-owned Nome Operations in Alaska, which include Rock Creek, Big Hurrah and Nome Gold. Also in Alaska, NovaGold is earning a 51% interest as manager of the high-grade Ambler copper-zinc-silver-gold project in partnership with Rio Tinto. NovaGold is well financed with no long-term debt, and has one of the largest resource bases of any exploration or development-stage precious metals company. NovaGold trades on the TSX and AMEX under the symbol NG. More information is available online at: www.novagold.net or by e-mail at: info@novagold.net.

MORE INFORMATION AND WHERE TO FIND IT

On August 14, 2006 NovaGold filed its Directors’ Circular and its recommendation statement in which the NovaGold Board of Directors recommended that shareholders reject the August 4, 2006 hostile offer from Barrick Gold Corporation (NYSE, TSX: ABX). The Circular describes the reasons for the Board’s recommendation that shareholders reject the Barrick Offer. Investors and shareholders are strongly advised to read the Directors’ Circular and recommendation statement, as well as any amendments and supplements to those documents, because they contain important information. Investors and shareholders may obtain a copy of the Directors’ Circular at www.sedar.com or the recommendation statement from the United States Securities and Exchange Commission at www.sec.gov. Free copies of these documents can also be obtained by directing a request to NovaGold at Suite 2300, 200 Granville Street, Vancouver, British Columbia, Canada V6C 1S4, telephone (604) 669-6227, Attn: Corporate Secretary. More information is available online at www.novagold.net or by e-mail at info@novagold.net.

Cautionary Note Regarding Forward-Looking Statements

This press release includes certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and exploration results, production and cost estimates and future plans, actions, objectives and achievements of NovaGold or Barrick, are forward-looking statements. Resource estimates also are forward-looking statements as they constitute a prediction based on certain estimates and assumptions as to the mineralization that would be encountered if a deposit is developed and mined. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from NovaGold’s expectations include fluctuations in gold, copper and other commodity prices and currency exchange rates; uncertainties relating to interpretation of drill results and the geology, continuity and grade of mineral deposits; uncertainty of estimates of capital and operating costs, production estimates and estimated economic return; uncertainties relating to availability and timing of permits and the need for cooperation of government agencies and native groups in the exploration and development of properties; uncertainties involved in litigation, including litigation concerning Pioneer and the Grace property; the need to obtain additional financing to develop properties; the possibility of delay in exploration or development programs and uncertainty of meeting anticipated program milestones; uncertainties arising out of Barrick’s management of the Donlin Creek property and disagreements with Barrick with respect thereto, and other risks and uncertainties disclosed under the heading “Caution Regarding Forward-Looking Statements” in NovaGold’s Directors’ Circular and under the heading “Risk Factors” and elsewhere in NovaGold’s Annual Information Form for the year ended November 30, 2005, filed with the Canadian securities regulatory authorities and NovaGold’s annual report on Form 40-F filed with the United States Securities and Exchange Commission.

Cautionary Note Concerning Resource Estimates

This press release uses the term “resources” and NovaGold’s Directors’ Circular uses the terms “measured resources”, “indicated resources” and “inferred resources”. United States investors are advised that, while such terms are recognized and required by Canadian securities laws, the United States Securities and Exchange Commission (the “SEC”) does not recognize them. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher category. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically.

National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all resource estimates contained in this circular have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System. NI 43-101 permits an historical estimate made prior to the adoption of NI 43-101 that does not comply with NI 43-101 to be disclosed using the historical terminology if the disclosure: (a) identifies the source and date of the historical estimate; (b) comments on the relevance and reliability of the historical estimate; (c) states whether the historical estimate uses categories other than those prescribed by NI 43-101; and (d) includes any more recent estimates or data available. Resources for the Company’s Saddle, Nome Gold and Ambler deposits used in calculations included herein are such historical estimates. The historic resources for the Nome Gold and Saddle deposits set out above were completed by the Alaska Gold Company in 1995 and 2000, respectively. Although believed by NovaGold management to be relevant and reliable, these historic resources predate NI 43-101 and are not compliant with NI 43-101 resource categories. The historic resource for the Ambler deposit set out above was completed by Kennecott in 1995. Although believed by NovaGold management to be relevant and reliable, this historic resource pre-dates NI 43-101 and is not compliant with NI 43-101 resource categories. Unless otherwise indicated, resource calculations reflect NovaGold’s interest in the Donlin Creek project at 70%.

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CONTACTS

Investors:

Don MacDonald, CA
Senior Vice President & CFO
(604) 669-6227 or 1-866-669-6227

Greg Johnson
Vice President, Corporate Communications and
Strategic Development
(604) 669-6227 or 1-866-669-6227

Mike Brinn
Innisfree M&A Incorporated
(212) 750-5833	Media: Peter Aterman Lute and Company (416) 929-5883 Matt Sherman / Jamie Moser Joele Frank, Wilkinson Brimmer Katcher (212) 355-4449